Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies and Wipro Sign Cooperation Agreement

Parties to work together to promote their integrated solutions in projects throughout India

Tel Aviv, Israel – January 26, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of Intelligent infrastructure Management and cabling solutions announced today that it has signed an MOU with Wipro Ltd. (NYSE:WIT), an international information technology, consulting and outsourcing company. Under the agreement, the parties will cooperate in identifying relevant projects in India and customizing their integrated solutions for projects, to maximize their business in India.

The cooperation between RiT and Wipro seeks to address challenges faced by IT departments in dynamic, complex and geographically distributed environments, along with the rising demand for bandwidth, storage and computing power with limited space and resources.

The RiT IIM solution provides complete visibility and control of all network physical components, optimizes service allocation to equipment and automates MACs, saving IT departments considerable resources and maintenance time.

In addition, RiT’s IIM solutions enable IT managers to detect points of failure, prevent downtime and improve network output. It also adds an extra layer of security, protecting mission critical communications networks by guarding from unauthorized connects and disconnects.

RiT is forming this partnership as a result of the growing demand in India for innovative IT solutions.  IT spending in India is projected to reach a total of $73.3 billion in 2015, a 9.4 percent increase from the $67.1 billion forecast for 2014, according to Gartner.

“Intelligent infrastructure solutions provide the flexibility and intelligence that IT departments need to respond to rapid growth”, said Assaf Skolnik, VP Sales EMEA and APAC at RiT Technologies. “We are confident that our cooperation with Wipro will enhance our value proposition by leveraging Wipro’s vast experience, knowledge and presence in the Indian market, and is aligned with RiT’s strategy of expanding our activity within APAC”

Wipro, adds, "Intelligent infrastructure management helps Indian companies manage networks that are growing in size and complexity. This cooperation between RiT and WIPRO will strengthen our joint positioning and help leading institutions meet their dynamic information needs with the most efficient use of IT resources."

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solution designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

About Wipro Ltd.
Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of "Business through Technology" - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner's approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Tal Harel Marketing Director M: +972.50.6893437 talh@rittech.com www.rit-tech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com